NORTHROP GRUMMAN CORPORATION

EXHIBIT 12(a)
NORTHROP GRUMMAN CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

$ in millions	Year Ended December 31
Earnings:	2016	2015	2014	2013	2012
Earnings from continuing operations before income taxes	$2,923	$2,790	$2,937	$2,863	$2,965
Fixed Charges:
Interest expense, including amortization of debt premium	301	301	282	257	212
Portion of rental expenses on operating leases deemed to be representative of the interest factor	99	101	101	99	116
Earnings from continuing operations before income taxes and fixed charges	$3,323	$3,192	$3,320	$3,219	$3,293
Fixed Charges:	$400	$402	$383	$356	$328
Ratio of earnings to fixed charges	8.3	7.9	8.7	9.0	10.0